UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

VENAXIS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

92262A206

(CUSIP Number)

Robert Ladd

Chief Executive Officer

MGT Capital Investments, Inc.

500 Mamaroneck Avenue, Suite 320,

Harrison, NY 10528

(914) 630-7430

Copies to:

Jay M. Kaplowitz, Esq.

Sichenzia Ross Friedman Ference LLP
61 Broadway

New York, NY 10006

 212 930 9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92262A206
1	Names of reporting persons MGT Capital Investments, Inc.
2	Check the appropriate box if a member of a group (a) [X] (b) [ ]
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 112,000[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 112,000[1]

11	Aggregate amount beneficially owned by each reporting person 112,000[1]
12	Check if the aggregate amount in Row (11) excludes certain shares [ ]
13	Percent of class represented by amount in Row (11) 2.89%[2]
14	Type of reporting person CO

1.	Owned through MGT Sports, which is a wholly owned subsidiary of MGT Capital Investments Inc.

2.	Calculated based on 3,876,960 shares of the Common Stock outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the SEC on May 11, 2016.

CUSIP No. 92262A206
1	Names of reporting persons Robert B. Ladd
2	Check the appropriate box if a member of a group (a) [X] (b) [ ]
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 82,383
	8	Shared voting power 194,383
	9	Sole dispositive power 82,383
	10	Shared dispositive power 194,383

11	Aggregate amount beneficially owned by each reporting person 194,383
12	Check if the aggregate amount in Row (11) excludes certain shares [ ]
13	Percent of class represented by amount in Row (11) 5.01%[2]
14	Type of reporting person IN

1. Include 112,000 shares indirectly owned by MGT Capital Investments Inc., where Mr. Ladd serves as CEO and interim CFO.

2. Calculated based on 3,876,960 shares of the Common Stock outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the SEC on May 11, 2016

Explanatory Notes

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 18, 2016 (the “Original Schedule 13D”) relating to the common stock, no par value (the “Common Stock”), of Venaxis, Inc. a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1585 South Perry Street, Castle Rock, Colorado 80104.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Items 1 and Item 6 and the Exhibit 1.1 of the Original Schedule 13D are hereby amended and supplemented as follows:

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, no par value (the “Common Stock”), of Venaxis, Inc. a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1585 South Perry Street, Castle Rock, Colorado 80104.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit 24.1.

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGT Capital Investment Inc.

Date:	May 19, 2016	By:	/s/ Robert B. Ladd
		Name:	Robert B. Ladd
		Title:	President and Chief Executive Officer

Robert B. Ladd

Date:	May 19, 2016	By:	/s/ Robert B. Ladd
		Name:	Robert B. Ladd

Exhibit Index

Exhibit

Reference	Description
1.1	Transactions in Shares (furnished herewith)
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith) *

* Filed with the Original SC13D.